SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)
(Amendment No. 3)

Hawk Corporation
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
420089 10 4
(CUSIP Number)
Marc C. Krantz
Kohrman Jackson & Krantz P.L.L. 1375 East 9th Street, 20th Floor, Cleveland, OH 44114; 216-696-8700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 14, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Item 4. Purpose of Transaction.
Item 5. Interest in Securities of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer
Item 7. Material to be Filed as Exhibits.
SIGNATURE
EXHIBIT INDEX
EX-99.7.1
EX-99.7.2
EX-99.7.3
EX-99.7.4
EX-99.7.5

CUSIP No.	420089 10 4	Page	2	of	13	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Norman C. Harbert

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,096,506(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,096,506(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,096,506(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 2,081 shares held by Mr. Harbert’s 401(k) plan.
(2) Includes 1,000,511 shares held by the Harbert Family Limited Partnership and 35,000 shares held by the Harbert Foundation.

CUSIP No.	420089 10 4	Page	3	of	13	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Harbert Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,000,511

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,000,511

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,511

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	420089 10 4	Page	4	of	13	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Harbert Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		35,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

35,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	420089 10 4	Page	5	of	13	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ronald E. Weinberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,409,965(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,409,965(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,409,965(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes a currently exercisable option to purchase 135,967 shares and 1,083,153 shares owned by the Weinberg Family Limited Partnership.

CUSIP No.	420089 10 4	Page	6	of	13	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Weinberg Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,083,153

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,083,153

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,083,153

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	420089 10 4	Page	7	of	13	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Byron S. Krantz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		292,940(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

292,940(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

292,940(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes a currently exercisable option to purchase 8,968 shares and 243,876 shares owned by the Krantz Family Limited Partnership.

CUSIP No.	420089 10 4	Page	8	of	13	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Krantz Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		243,876

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

243,876

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

243,876

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	420089 10 4	Page	9	of	13	Pages
Introduction.
     Pursuant to Rule 13d-1(k), this Amendment No. 3 to Schedule 13D (the “Amendment”) is filed by Norman C. Harbert, the Harbert Family Limited Partnership (the “HFLP”), the Harbert Foundation (the “Foundation”), Ronald E. Weinberg, the Weinberg Family Limited Partnership (the “WFLP”), Byron S. Krantz and the Krantz Family Limited Partnership (the “KFLP”) (collectively, the “Reporting Persons”) relating to shares of Class A common stock, par value $0.01 per share, of Hawk Corporation, a Delaware corporation (“Hawk”).
Item 4. Purpose of Transaction.
     Item 4 is amended and supplemented as follows:
     As previously disclosed by the Reporting Persons in its Amendment No. 2 to Schedule 13D filed on July 6, 2010 with the Securities and Exchange Commission (“SEC”) and as previously disclosed on the Form 8-K filed by Hawk on July 1, 2010 with the SEC, Hawk issued a press release on July 1, 2010 announcing that it had commenced a process to explore strategic alternatives, including a possible sale of Hawk. In connection with the exploration of strategic alternatives, Hawk’s Board of Directors formed a Special Committee of the Board, consisting solely of independent directors. This Special Committee retained Harris Williams & Co., as its financial advisor.
     On October 14, 2010, as a result of the exploration of strategic alternatives, Hawk announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Carlisle Companies Incorporated, a Delaware corporation (“Carlisle”), and HC Corporation, a Delaware corporation and a wholly-owned subsidiary of Carlisle (“Merger Sub”). Pursuant to the Merger Agreement, Carlisle and Merger Sub will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Hawk’s Class A common stock (“Hawk Common Stock”), including the associated Rights (as defined in the Merger Agreement) (each, a “Share” and, collectively, the “Shares”), at a purchase price of $50.00 per share in cash (the “Offer Price”). The Offer will be followed by a merger of Merger Sub with and into Hawk (the “Merger”) with Hawk surviving the Merger as a wholly-owned subsidiary of Carlisle. At the effective time of the Merger, all remaining outstanding Shares not tendered in the Offer (other than (1) Hawk Common Stock owned by Carlisle, Merger Sub, Hawk and its subsidiaries and (2) Shares for which appraisal has been properly demanded under Delaware law) will be acquired for cash at the Offer Price and on the terms and conditions in the Merger Agreement (the “Merger Consideration”).
     Hawk’s press releases with respect to the Merger Agreement were filed as Exhibit 99.1 and Exhibit 99.2 to Hawk’s Form 8-K filed on October 18, 2010 with the SEC and are incorporated herein by reference.
     Concurrently with the execution of the Merger Agreement, and as a condition and inducement to Carlisle entering into the Merger Agreement, each of Messrs. Weinberg, Harbert and Krantz entered into a Tender and Voting Agreement with Carlisle and Merger Sub (the “Tender Agreements”). Pursuant to the Tender Agreements, each of Messrs. Weinberg, Harbert and Krantz has agreed, among other things, (1) to tender all of his Shares in the Offer; (2) in the event a vote of the Company’s stockholders is required in furtherance of the Merger Agreement

CUSIP No.	420089 10 4	Page	10	of	13	Pages
or the transactions contemplated thereby, including the Merger, he will vote all of his Shares (to the extent any such Shares are not purchased in the Offer) in favor of the approval of the Merger and the adoption of the Merger Agreement and against any proposal inconsistent therewith; and (3) to consent to the redemption by the Company of all of his shares of the Company’s Series D preferred stock. The Tender Agreements will automatically terminate upon the termination of the Merger Agreement in accordance with its terms.
     The description of the Tender Agreements does not purport to be complete and is qualified in its entirety by reference to the Tender Agreements. Copies of the Tender Agreements are filed herewith as Exhibit 7.1, Exhibit 7.2, and Exhibit 7.3 and incorporated by reference herein.
     The Merger Agreement provides that, at the effective time of the Merger, (1) each outstanding unexercised stock option of Hawk’s will fully vest and be cancelled, and (2) each option holder will be entitled to receive from Hawk in settlement of each option a single lump sum payment equal to the net amount of (i) the product of (A) the excess, if any, of the Merger Consideration over the exercise price per share of such option, multiplied by (B) the number of shares subject to such option, less (ii) any tax required to be withheld. In connection with this provision, certain of Hawk’s option holders have entered into letters with Hawk regarding the cancellation of their options at the effective time of the Merger, in accordance with the foregoing provision of the Merger Agreement (the “Option Cancellation Letters”). Each of Messrs. Weinberg and Krantz entered into an Option Cancellation Letter in connection with the Merger Agreement.
     The description of the Option Cancellation Letters does not purport to be complete and is qualified in its entirety by reference to the Form of the Option Cancellation Letter. The Form of Option Cancellation Letter for Messrs. Weinberg and Krantz is filed herewith as Exhibit 7.4 and incorporated by reference herein.
Item 5. Interest in Securities of the Issuer.
     Items 5(a), (b) and (c) are amended and supplemented as follows:
     (a) According to the Merger Agreement, there are currently 7,759,063 shares of Hawk Common Stock outstanding as of October 14, 2010.
     Mr. Harbert beneficially owns 1,096,506 shares of Hawk Common Stock, including 2,081 shares held in his 401(k) plan, 1,000,511 shares held by the HFLP and 35,000 shares held by the Foundation, or 14.1% of the outstanding Hawk Common Stock. The HFLP beneficially owns 12.9% of the outstanding Hawk Common Stock. The Foundation beneficially owns 0.5% of the outstanding Hawk Common Stock.
     Mr. Weinberg beneficially owns 1,409,965 shares of Hawk Common Stock, including 1,083,153 shares held by the WFLP and a currently exercisable option to purchase 135,967 shares of Hawk Common Stock or 17.9% of the outstanding Hawk Common Stock, assuming exercise of the option held by Mr. Weinberg. The WFLP beneficially owns 14.0% of the outstanding Hawk Common Stock.

CUSIP No.	420089 10 4	Page	11	of	13	Pages
     Mr. Krantz beneficially owns 292,940 shares of Hawk Common Stock, including 243,876 shares held by the KFLP and a currently exercisable option to purchase 8,968 shares of Hawk Common Stock, or 3.8% of the outstanding Hawk Common Stock, assuming exercise of the option held by Mr. Krantz. The KFLP beneficially owns 3.1% of the outstanding Hawk Common Stock.
     Together, the Reporting Person own 2,799,411 shares of Hawk Common Stock, including currently exercisable options to purchase 144,935 shares of Hawk Common Stock, or 35.4% of the outstanding Hawk Common Stock, assuming exercise of the options held by Messrs. Weinberg and Krantz. Each Reporting Person disclaims beneficial ownership of the shares of Hawk Common Stock and the options held by each other Reporting Person.
     (b) Due to the terms of the Tender Agreements, each Reporting Person may be deemed to have shared power to vote, or direct the voting of, and shared power to dispose, or to direct the disposition of, the shares of Hawk Common Stock beneficially owned by such Reporting Person with Carlisle for the limited purposes described in Item 4 above.
     In addition, Mr. Harbert, as chairman of the board of trustees of the Foundation, has shared power to vote, or to direct the voting of, and shared power to dispose, or to direct the disposition of, the shares of Hawk Common Stock owned by the Foundation. The Foundation has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the shares of Hawk Common Stock owned by it.
     (c) None of the Reporting Persons have effected any transactions in the Hawk Common Stock in the past sixty days.
Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer
     The disclosure under Item 4 of this Amendment related to the Tender Agreements and the Option Cancellation Letters is also responsive to this Item 6 and is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.
7.1	Tender and Voting Agreement, dated as of October 14, 2010, by and among Carlisle Companies Incorporated, a Delaware corporation, HC Corporation, a Delaware corporation and a wholly-owned subsidiary of Carlisle, and Ronald E. Weinberg in his capacity as a stockholder of Hawk Corporation

7.2	Tender and Voting Agreement, dated as of October 14, 2010, by and among Carlisle Companies Incorporated, a Delaware corporation, HC Corporation, a Delaware corporation and a wholly-owned subsidiary of Carlisle, and Norman C. Harbert in his capacity as a stockholder of Hawk Corporation

7.3	Tender and Voting Agreement, dated as of October 14, 2010, by and among Carlisle Companies Incorporated, a Delaware corporation, HC Corporation, a Delaware corporation and a wholly-owned subsidiary of Carlisle, and Byron S. Krantz in his capacity as a stockholder of Hawk Corporation

7.4	Form of Option Cancellation Letter, dated as of October 14, 2010, by and between Hawk Corporation and each of Ronald E. Weinberg and Byron S. Krantz

7.5	Joint Filing Agreement

CUSIP No.	420089 10 4	Page	12	of	13	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 22, 2010

/s/ Norman C. Harbert
Norman C. Harbert, Individually

Harbert Family Limited Partnership
/s/ Norman C. Harbert
Norman C. Harbert, managing general partner

Harbert Foundation
/s/ Norman C. Harbert
Norman C. Harbert, chairman

/s/ Ronald E. Weinberg
Ronald E. Weinberg, Individually

Weinberg Family Limited Partnership
/s/ Ronald E. Weinberg
Ronald E. Weinberg, managing general partner

/s/ Byron S. Krantz
Byron S. Krantz, Individually

Krantz Family Limited Partnership
/s/ Byron S. Krantz
Byron S. Krantz, managing general partner

CUSIP No.	420089 10 4	Page	13	of	13	Pages

EXHIBIT INDEX

Exhibit Number	Description

7.1	Tender and Voting Agreement, dated as of October 14, 2010, by and among Carlisle Companies Incorporated, a Delaware corporation, HC Corporation, a Delaware corporation and a wholly-owned subsidiary of Carlisle, and Ronald E. Weinberg in his capacity as a stockholder of Hawk Corporation

7.2	Tender and Voting Agreement, dated as of October 14, 2010, by and among Carlisle Companies Incorporated, a Delaware corporation, HC Corporation, a Delaware corporation and a wholly-owned subsidiary of Carlisle, and Norman C. Harbert in his capacity as a stockholder of Hawk Corporation

7.3	Tender and Voting Agreement, dated as of October 14, 2010, by and among Carlisle Companies Incorporated, a Delaware corporation, HC Corporation, a Delaware corporation and a wholly-owned subsidiary of Carlisle, and Byron S. Krantz in his capacity as a stockholder of Hawk Corporation

7.4	Form of Option Cancellation Letter, dated as of October 14, 2010, by and between Hawk Corporation and each of Ronald E. Weinberg and Byron S. Krantz

7.5	Joint Filing Agreement